April 22, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Filed February 28, 2024 File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated April 8, 2024 (the “Letter”) to the Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 10-K”) and the Company’s Current Report on Form 8-K filed February 28, 2024. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2023 10-K. For ease of reference, we have copied each comment verbatim from your Letter and have placed our response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2023

Note 2 - Summary of Significant Accounting Policies

Digital Assets, page F-10

1.	We note that you early adopted ASU 2023-08 in the fourth quarter of fiscal year ended December 31, 2023, effective January 1, 2023. Please revise to disclose the adjustments to each interim period in accordance with ASC 250-10-50-1(b)(2) or tell us why such disclosures are not required. Also, refer to Item 302(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s Note 18 – Quarterly Financial Data (unaudited) that together with Note 4 – Digital Assets, Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets discloses the results of the Company’s early adoption of ASU 2023-08 on income from continuing operations, net income and income (loss) per share on each of the interim periods affected. The Company will include disclosure of the effect of the Company’s early adoption of ASU 2023-08 on income from continuing operations, net income, income (loss) per share and related balances on each interim period of calendar year 2023 affected on Form 10-K/A to be filed as an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

2.	We note that you enacted a voluntary change in accounting principle from LIFO to FIFO during the quarter ended March 31, 2023. Please revise to disclose the effects of these accounting changes on the annual prior periods presented, consistent with comment 4 in our letter dated September 29, 2023. Refer to ASC 250-10-45-15, 50-1, and 50-2 and Rule 3-03(c) of Regulation S-X. In addition, it appears the voluntary change in accounting principle from LIFO to FIFO was reported through retrospective application to all prior periods in accordance with ASC 250-10-45-5. As such, please clarify your statements throughout that indicate the change was effective January 1, 2023 to indicate the change was applied retrospectively to all prior periods presented. Finally, please tell us what consideration you gave to labeling the prior period financial statements “as adjusted.”

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s Note 2 – Voluntary Change in Accounting Principle on Form 10-Q for the quarterly period ended June 30, 2023 that together with Note 2 – Voluntary Change in Accounting Principle on Form 10-Q for the quarterly period ended September 30, 2023, disclose the Company’s reporting of its retrospective application of its voluntary change in accounting principle from LIFO to FIFO. In each of those filings, the Company labeled disclosures impacted by the retrospective application of its voluntary change in accounting principle from LIFO to FIFO “as restated.” The Company believed its quarterly disclosures of the impact of the voluntary change in accounting principle from LIFO to FIFO were sufficient to not have to repeat in the Form 10-K for the period ended December 31, 2023. The Company acknowledges the Staff’s comments and will include disclosure of the effects of the voluntary change in accounting principle from LIFO to FIFO on the annual prior periods and, in addition, include “as adjusted” instead of “as restated” on Form 10-K/A to be filed as an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Note 8 - Fair Value Measurement, page F-21

3.	We note your footnote disclosure indicating that cash and cash equivalents as of December 31, 2023 includes government backed securities and investments. Please revise to provide the disclosures required by ASC 320-10-45-12.

Response: The Company acknowledges the Staff’s comment and respectfully informs the staff that it will update Note 8 – Fair Value Measurement to separate and disclose, by major security type, the fair value of its cash equivalents on Form 10-K/A to be filed as an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Controls and Procedures

Change in Internal Control Over Financial Reporting, page 55

4.	Please revise to disclose whether the other material weaknesses previously identified in your Form 10-Q for the quarterly period ended September 30, 2023 have been remediated. If so, explain in detail the corrective actions you have taken and procedures you have implemented to remediate them. Refer to Item 308(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully informs the staff that we will update management’s explanation to provide detail of its corrective actions and procedures implemented to remediate prior material weaknesses on Form 10-K/A to be filed as an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Signatures, page 61

5.	The annual report should also be signed by your controller or principal accounting officer. Please revise. Refer to General Instruction D(2)(a) of Form 10-K.

Response: The Company acknowledges the Staff’s comment and respectfully informs the staff that it will update the signature block of Mr. Salman Khan to reflect that he is signing on behalf of the Company in the capacity as the Principal Financial and Principal Accounting Officer on Form 10-K/A to be filed as an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Form 8-K Filed February 28, 2024

Exhibit 99.1

6.	We note your disclosure of the non-GAAP measures of net income (loss) excluding the impact of the newly adopted FASB fair value accounting rules and net income (loss) per share excluding the impact of the newly adopted FASB fair value accounting rules. The non-GAAP adjustments to these measures have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Please revise to refrain from presenting these individually tailored non-GAAP measures. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges and respectfully advises the Staff that it did not intend to present a measure to have the effect of changing the recognition and measurement principles in accordance with GAAP. The Company will prospectively refrain from presenting such individually tailored non-GAAP measures.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the Staff’s questions, but please contact the undersigned at salman.khan@mara.com and Zabi Nowaid, Esq., at zabi.nowaid@mara.com, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Salman Khan
Salman Khan
cc:	Zabi Nowaid, Esq.	Chief Financial Officer